SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

                                   INTERMETRO COMMUNICATIONS, INC.
(Name of Issuer)

                                   COMMON STOCK
(Title of Class of Securities)

45882L 10 1
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

G	Rule 13d-1(b)
:	Rule 13d-1(c)
G	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.  45882L 10 1

1.	NAME OF REPORTING PERSON

Sharyar Baradaran

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) G
(b) xx

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 3,959,209

	6.	SHARED VOTING POWER: 0

	7.	SOLE DISPOSITIVE POWER: 3,959,209

	8	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,959,209 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES G

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a)	Name of Issuer: InterMetro Communications, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
2685 Park Center Drive, Bldg. A
Simi Valley, CA 93065

Item 2(a)	Name of Person Filing: Sharyar Baradaran

Item 2(b)	Address: 201 Delfern Drive, Los Angeles, CA 90077

Item 2(c)	Citizenship:	U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 45882L 10 1

Item 3	Statement filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4	Ownership:

On December 31, 2009, the reporting person beneficially owned 3,959,209 shares of the Company’s Common Stock, including 1,641,066 shares subject to warrants exercisable within 60 days, representing 5.5% of the outstanding shares as of November 19, 2009, as reported in the Company’s Form 10-Q/A filed with the SEC on January 20, 2010.

All of the shares beneficially owned by the reporting person are held by the Baradaran Revocable Trust, of which Mr. Baradaran is a trustee and beneficiary.  The reporting person has the sole power to vote and to dispose of the shares.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10
Certification:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010	/s/ Sharyar Baradaran
Sharyar Baradaran